Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

among

JASO HOLDINGS LIMITED,

JASO PARENT LIMITED,

JASO ACQUISITION LIMITED

and

JA SOLAR HOLDINGS CO., LTD.

Dated as of November 16, 2017

Annex A                                                Plan of Merger

AGREEMENT AND PLAN OF MERGER, dated as of November 16, 2017 (this “Agreement”), among JASO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands with registration number 302594 (“Holdco”), JASO Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly directly-owned subsidiary of Holdco, with registration number 302596 (“Parent”), JASO Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands with registration number 302573 and a wholly directly-owned subsidiary of Parent (“Merger Sub” and, together with Holdco and Parent, each a “Parent Party” and collectively the “Parent Parties”), and JA Solar Holdings Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands with registration number 170535 (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “CICL”), the parties hereto will enter into a Cayman Islands statutory merger pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly directly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee (as defined below) has (i) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, (i) the sole director of each of the Parent Parties has approved the execution, delivery and performance by such Parent Party of this Agreement, the Plan of Merger (where it is a party) and the consummation of the Transactions and declared it advisable for such Parent Party to enter into this Agreement and the Plan of Merger (where it is a party), (ii) Holdco, as the sole shareholder of Parent has approved the execution, delivery and performance by Parent of this Agreement, the Plan of Merger and consummation of the Transactions, and (iii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions;

WHEREAS, as an inducement to each Parent Party’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of  Jinglong Group Co., Ltd. (“Jinglong”), Chin Tien HUANG, Chi Fung WONG and Pak Wai WONG,  (with Jinglong, collectively, the “Rollover Shareholders” and each, a “Rollover Shareholder”) have executed and delivered to Holdco, a support agreement, dated as of the date hereof (the  “Support Agreement”), providing that, among other things, the Rollover Shareholders will (i) vote their Shares (the “Rollover Shares”) in favor of the approval of this Agreement, the Plan of Merger and the Transactions and (ii) agree to receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement;

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Holdco has delivered to the Company limited guarantees by Jinglong (as a guarantor), dated as of the date hereof, in favor of the Company to guarantee the discharge of certain payment obligations of the Parent Parties under this Agreement (the “Guarantee”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Holdco has delivered to the Company an equity commitment letter by Jinglong and Topco to Holdco, dated as of the date hereof, pursuant to which Jinglong has committed, subject to the terms and conditions set forth therein, to invest in Holdco the cash amount set forth therein (the “Equity Commitment Letter”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01                             The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, Merger Sub shall cease its separate corporate existence and be struck-off the Register of Companies maintained by the Register of Companies of the Cayman Islands, and the Company shall continue as the surviving company of the Merger (the “Surviving Corporation”) under the laws of the Cayman Islands as a wholly directly-owned subsidiary of Parent.

Section 1.02                             Closing; Closing Date.  Unless otherwise mutually agreed in writing between the Company and the Parent Parties, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 30th Floor, China World Office 2, 1 Jianguomenwai Avenue, Beijing, China, as soon as practicable after, and in any event no later than ten (10) Business Days immediately following, the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03                             Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to register the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL.  The Merger shall become effective on the date as specified in the Plan of Merger, in accordance with the CICL (the “Effective Time”).

Section 1.04                             Memorandum and Articles of Association of Surviving Corporation.  At the Effective Time, without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by law or by such memorandum and articles of association; provided, however, that, (i) all references to “JASO Acquisition Limited” in the memorandum and articles of association of the Surviving Corporation shall be amended to “JA Solar Holdings Co., Ltd.”, (ii) references therein to the authorized share capital of the Merger Sub shall be amended as necessary to correctly describe the authorized share capital of the Surviving Corporation as approved in the Plan of Merger, and (iii) the indemnification, advancement of expenses and exculpation provisions shall comply with Section 6.05.

Section 1.05                             Directors and Officers.  The parties hereto shall take all actions necessary so that from and after the Effective Time, (a) the sole director  of Merger Sub immediately prior to the Effective Time shall be the initial director of the Surviving Corporation, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by the Parent Parties prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01                             Effect of Merger on Issued Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of any Parent Party, the Company or the holders of any securities of the Company:

(a)                                 each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares, and Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist, in exchange for the right to receive US$1.51 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner set forth in Section 2.04;

(b)                                 each American Depositary Share, representing five (5) Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive US$7.55 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (as defined below). All Shares represented by such ADSs shall be cancelled and cease to exist, in exchange for the right of the Depositary, as the registered holder thereof, to receive the Per Share Merger Consideration, which the Depositary will distribute to the holders of ADSs as the Per ADS Merger Consideration pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement. In the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)                                  each of the Excluded Shares and ADSs representing the Excluded Shares, including, for the avoidance of doubt, each Rollover Share, shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)                                 each of the Dissenting Shares shall be cancelled in accordance with Section 2.03; and

(e)                                  each ordinary share, par value US$1.00  per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid ordinary share, par value US$1.00  per share, of the Surviving Corporation and shall constitute the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02                             Share Incentive Plan; Outstanding Company Equity Awards.

(a)                                 At or immediately prior to the Effective Time, the Company shall (i) terminate the Share Incentive Plan, and any relevant award agreements applicable to the Share Incentive Plan, (ii) approve resolutions to accelerate the vesting of the Company Equity Awards such that the Company Equity Awards would be vested immediately prior to the Effective Time notwithstanding the vesting date in respect thereof, and (iii) cancel each Company Equity Award that is then outstanding and unexercised, whether or not vested or exercisable.

(b)                                 At or immediately prior to the Effective Time, each outstanding and unexercised Company Option granted under the Share Incentive Plan shall be cancelled, and (i) each holder of the Company Options (other than the Rollover Shareholders) shall have the right to receive from the Surviving Corporation as soon as practicable following the Effective Time, but in any event no later than fifteen (15) days after the Closing Date, an amount in cash determined by multiplying (x) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Company Option by (y) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Option in full immediately prior to the Effective Time, net of any applicable withholding Taxes. For the avoidance of doubt, if the exercise price of any Company Option is equal to or greater than the Per Share Merger Consideration, the holder of such Company Option shall not be entitled to receive any payment with respect to such Company Option, and (ii) all Company Options held by the Rollover Shareholders, if any, shall be treated as set forth in the Support Agreement.

(c)                                  At or immediately prior to the Effective Time, each Restricted Share and each RSU granted under the Share Incentive Plan shall be cancelled, and each holder of Restricted Shares and RSUs, in exchange therefor, shall be paid or cause to be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time,  but in any event no later than fifteen (15) days after the Closing Date, a cash amount (without interest) equal to the Per Share Merger Consideration, net of any applicable withholding Taxes.

(d)                                 At or prior to the Effective Time, the Company, the Company Board and/or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Equity Awards, to effectuate the provisions of this Section 2.02.  As promptly as reasonably practicable following the date hereof, the Company shall deliver written notice to each holder of Company Equity Awards, informing such holder of the treatment of such Company Equity Awards contemplated by this Agreement.

(e)                                  At the Effective Time the Parent Parties shall cause the Surviving Corporation to  pay, to each holder of Company Equity Awards, the amounts required by Section 2.02(b) and Section 2.02(c) as soon as practicable after the Effective Time, but in any event no later than fifteen (15) days after the Closing Date.

Section 2.03                             Dissenting Shares.

(a)                                 Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the CICL and not withdrawn or lost their dissenter’s rights pursuant to the CICL (whether due to failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) (the “Dissenting Shareholders”, and such Shares, the “Dissenting Shares”) shall be cancelled at the Effective Time and shall have no right to receive the Per Share Merger Consideration, and the Dissenting Shareholders shall instead upon serving a valid notice of dissent under Section 238(5) of the CICL be entitled to receive only the payment resulting from the procedure in Section 238 of the CICL with respect to their Dissenting Shares; provided, however, that all Dissenting Shareholders who do not serve a notice of dissent under Section 238(5) of the CICL shall be entitled to receive the Per Share Merger Consideration without interest thereon in the manner provided in Section 2.04.

(b)                                 The Company shall give Holdco (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal received by the Company, withdrawals of such notices or demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal under the CICL.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Holdco, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.04                             Surrender and Payment, etc.

(a)                                 Paying Agent.  Prior to the Effective Time, the Parent Parties shall designate a bank or trust company which shall be reasonably acceptable to the Special Committee (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for purposes of paying the holders of Shares and the ADSs other than the holders of Excluded Shares, including Excluded Shares represented by ADSs, and Dissenting Shareholders.  At or prior to the Effective Time, the Parent Parties shall deposit, or shall cause to be deposited with the Paying Agent, for the benefit of the holders of the Shares and the ADSs other than the holders of Excluded Shares, including Excluded Shares represented by ADSs, and Dissenting Shareholders, a cash amount in immediately available funds, which, together with the Deposited Available Cash, sufficient for the Paying Agent to make payments under Sections 2.01 and this Section 2.04 (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).  The aggregate Per Share Merger Consideration payable to the Dissenting Shareholders who do not serve a notice of dissent under Section 238(5) of the CICL shall be added to the Exchange Fund at the relevant time. For the avoidance of doubt, if any shareholder who has taken any step to exercise its dissenter’s rights pursuant to Section 238 of the CICL (e.g., the giving of a written objection pursuant to Section 238(2) of the CICL) subsequently withdraws or loses its dissenter’s rights pursuant to the CICL (whether due to its failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) with respect to any Dissenting Shares, (i) such Shares shall not be subject to Section 2.03 and (ii) the Parent Parties or the Surviving Corporation shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount equal to the product of (x) the number of Shares for which such shareholder has lost its dissenter’s rights pursuant to the CICL and (y) the Per Share Merger Consideration.

(b)                                 Exchange Procedures.  Promptly after the Effective Time (and in any event within five (5) Business Days), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depositary, deliver) or otherwise disseminate to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal in customary form for a Cayman Islands exempted company specifying the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as the Parent Parties and the Company (upon the direction of the Special Committee) may reasonably agree; and (ii) instructions for effecting the surrender of share certificates representing the Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)), or non-certificated Shares represented by book entry ( the “Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  Promptly after a Dissenting Shareholder has effectively withdrawn or lost his, her, or its appraisal rights under the CICL, the Parent Parties shall at the relevant time cause the Paying Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions.  Upon surrender of, if applicable, any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check in the amount equal to (x) the number of Shares (other than Excluded Shares) represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.  Prior to the Effective Time, the Parent Parties and the Company (upon the direction of the Special Committee) shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than with respect to ADSs representing Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs.  Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement, but excluding withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to ADS holders.  No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c)                                  Lost Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, and upon such term as may be reasonably required by the Surviving Corporation or the Paying Agent, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in exchange for an affidavit of loss in respect of such lost, stolen or destroyed Share Certificate, an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than the Excluded Shares or the Dissenting Shares whose holders have served a valid notice of dissent under Section 238(5) of the CICL) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01.

(d)                                 Untraceable Shareholders.  Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time.  A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered.  Holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e)                                  Adjustments to Merger Consideration.  The Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares or the vesting of any restricted shares granted under the Company’s share option, incentive or compensation plans or arrangements.

(f)                                   Investment of Exchange Fund.  The Paying Agent shall invest the Exchange Fund as directed by the Parent Parties or, after the Effective Time, the Surviving Corporation, provided that the Parent Parties or the Surviving Corporation, as applicable, shall not direct the Paying Agent to make any such investment that is speculative in nature and no such investment or loss shall affect the aggregate amounts payable under Article II.  Any interest and other income resulting from such investments shall be returned to the Surviving Corporation or the Parent Parties (as directed by the Parent Parties).  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Sections 2.01 and 2.03 (other than any payment resulting from the procedure in Section 238 of the CICL),the Parent Parties shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Sections 2.01 and 2.03  (other than any payment resulting from the procedure in Section 238 of the CICL).

(g)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall automatically and promptly be delivered to the Surviving Corporation.  Any holders of Shares and ADSs (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the cash amount to which such holder is entitled pursuant to this Article II without interest thereon. Any portion of the Exchange Fund remaining unclaimed by holders of Shares or ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(h)                                 No Liability.  None of the Paying Agent, the Rollover Shareholders, the Parent Parties, the Surviving Corporation or any other person shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)                                     Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Parent Parties, the Surviving Corporation, the Paying Agent and the Depositary  (and any other Person that has a payment obligation pursuant to this Agreement) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Law.  To the extent that amounts are so withheld by the Parent Parties, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Equity Awards in respect of which such deduction and withholding was made by the Parent Parties, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be.

Section 2.05                             No Transfers.  The Per Share Merger Consideration paid in respect of the Shares (including Shares represented by ADSs) upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, the Parent Parties or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Excluded Shares and Dissenting Shares whose holders have served a valid notice of dissent under Section 238(5) of the CICL) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article II.

Section 2.06                             Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated February 6, 2007, between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07                             No Further Dividends.  No dividends or other distributions with respect to the share capital of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Reports (as defined below) prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are predictive, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein) or (b) for information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect, which information of which any Parent Party or any of its Affiliates or Representatives have knowledge prior to the date hereof, as an inducement to the Parent Parties to enter into this Agreement, the Company hereby represents and warrants to the Parent Parties that:

Section 3.01                             Organization and Qualification.

(a)                                 Each Group Company, including any Subsidiary of the Company that is formed, incorporated  or acquired after the date of this Agreement, is a legal entity duly organized or incorporated (as applicable), validly existing and in good standing under the laws of the jurisdiction of its organization or incorporation (as applicable) and has the requisite corporate power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power, authority or governmental approval would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each Group Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed, or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Except as disclosed in the SEC Reports, there are no other corporations, companies, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, in each case that would constitute a significant subsidiary (as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act).

Section 3.02                             Memorandum and Articles of Association.  No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03                             Capitalization.

(a)                                 The authorized share capital of the Company consists of US$ 50,000 divided into 500,000,000 Shares of a par value of US$0.0001 each.  As of the date of the close of business on November 15, 2017, (i) 237,923,602 Shares are issued and outstanding, all of which have been duly authorized, are validly issued and fully paid, (ii) 3,562,760 Shares are held in the treasury of the Company, (iii) no Restricted Shares are issued and outstanding, (iv) 651,110 RSUs are issued and outstanding, (v) 4,304,000 Company Options are issued outstanding, and (vi) 1,168,310 Shares represented by ADSs are reserved for future issuance pursuant to outstanding Company Equity Awards granted pursuant to the Share Incentive Plan.  Except as set forth in this Section 3.03, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company (other than the repurchase of any Company Equity Awards in accordance with Section 2.02 or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries).  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)                                 Each grant of Company Equity Award was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in  compliance with all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied.

(c)                                  There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share or share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other person, except as set forth in this Agreement or the repurchase of any Company Equity Awards in accordance with the terms thereof.

(d)                                 The outstanding shares or share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued and fully paid, and the portion of the outstanding shares or share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity is owned by the relevant Group Company free and clear of all Liens, except Permitted Encumbrances.

Section 3.04                             Authority Relative to This Agreement; Fairness.

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Requisite Company Vote, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)                                 The Special Committee comprises two (2) members of the Company Board who (x) are not affiliated with any of the Parent Parties and are (y) not members of the Company’s management (the “Special Committee”).  The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement and the Plan of Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the Transactions, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (other than the holders of the Excluded Shares) (the “Company Recommendation”).  The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for approval and authorization.

(c)                                  The Special Committee has received the written opinion of Houlihan Lokey (China) Limited (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Per Share Merger Consideration to be received by holders of Shares (other than the Excluded Shares and the Dissenting Shares) and the Per ADS Merger Consideration to be received by holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders.  A copy of such written opinion will be delivered to the Parent Parties for information purposes only promptly after the receipt thereof by the Special Committee.  The Financial Advisor has consented to the inclusion of a copy of such written opinion in the Proxy Statement.

Section 3.05                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, except Permitted Encumbrances, on any property or asset of any Group Company pursuant to, any Material Contract other than the Credit Agreement (授信合同), dated June 15, 2017, between the Company and Malayan Banking Berhad, Shanghai branch (马来西亚马来亚银行有限公司上海分行) (the “Maybank Credit Agreement”), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, or default, right, creation of any Lien, or other occurrence which would not, reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) any filings or regulatory approvals in compliance with the rules and regulations of the NASDAQ Stock Market LLC (“NASDAQ”), and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL.

Section 3.06                             Permits; Compliance with Laws.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 each Group Company and its employees are in possession of, or has made applications or renewals for, all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders issued by any appropriate Governmental Authority necessary for such Group Company to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”) and no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened; and

(b)                                 no Group Company is in conflict with, or in default, breach or violation of any Law applicable to it, and, since the Applicable Date, no Group Company has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.

Section 3.07                             SEC Filings; Financial Statements.

(a)                                 The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2015 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including any amendment, exhibits and schedules thereto and all documents incorporated by reference therein, collectively, the “Company SEC Reports”).  The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is required to file any form, report or other document with the SEC.

(b)                                 Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared, in all material respects, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c)                                  Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 26, 2017, including the notes thereto (the “Annual Report”), no Group Company has outstanding any liability or obligation of any nature (whether accrued, absolute, determined, determinable, contingent or otherwise), in each case that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except for liabilities and obligations (x) incurred in the ordinary course of business consistent with past practice since December 31, 2016, (y) incurred pursuant to this Agreement or in connection with the Transactions, or (z) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)                                 The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or 18 U.S.C. Section 1350 (Section 906 of the Sarbanes Oxley Act of 2002) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) reasonably designed and maintained to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.

(e)                                  The Company maintains a system of accounting established and administered in accordance with GAAP in all material respects.  The Group Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

(f)                                   The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

Section 3.08                             Proxy Statement.  The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company shall not, (a) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, or (b) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact of the Company or omit to state a material fact of the Company necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form with the requirements of the Exchange Act in all material respects.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09                             Absence of Certain Changes or Events.  Since January 1, 2017, except as expressly contemplated by this Agreement, (a) each Group Company has conducted their businesses in the ordinary course and in a manner consistent with past practice and (b) there has not been any Company Material Adverse Effect.

Section 3.10                             Absence of Litigation.  As of the date of this Agreement, there is no litigation, arbitration, suit, claim, action, demand, audit, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority that, if adversely determined, would reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, no Group Company or material property or asset of any Group Company, is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that has, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11                             Labor and Employment Matters.

(a)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, there are no material controversies pending or, to the knowledge of the Company, threatened between any Group Company and its employees, contractors, subcontractors, agents or other persons engaged by it in connection with their businesses (collectively, “Company Personnel”).  As of the date of this Agreement, no Group Company is a party to or bound by any collective bargaining agreement. There are no labor unions, works councils or other organizations are currently engaged in organizational efforts with respect to any employees of the Company or any of the Group Companies outside of the PRC, nor are there, to the knowledge of the Company, any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which would reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, there are no (i) unfair labor practice complaints pending or threatened against any Group Company before any Governmental Authority or (ii) strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, the threat thereof, by or with respect to any Company Personnel, that, in each case of (i) and (ii), would reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Employee Plan and each Company Employee Agreement is and has in the past thirty-six (36) months been operated and administered in compliance with the provisions thereof and all applicable legal requirements. There are no claims or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan that, if adversely determined, would reasonably be expected to have a Company Material Adverse Effect.

(c)                                  Except as otherwise specifically provided in this Agreement regarding the Company Equity Awards, the Share Incentive Plans, or any award agreement in connection with any Company Equity Award, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Employee Plans; (ii) increase any benefits otherwise payable under any of the Company Employee Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.  The Company is not obligated, pursuant to any of the Company Employee Plans, to grant any options or other rights to purchase or acquire Shares to any employees, consultants or directors of the Company after the date hereof.

Section 3.12                             Real Property; Title to Assets.  Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a)                                 with respect to each Owned Real Property (i) the relevant Group Company has good and marketable title to each Owned Real Property, free and clear of all Liens, except Permitted Encumbrances and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; and

(b)                                 each Lease is legal, valid, binding, enforceable and in full force and effect and neither any Group Company nor, to the knowledge of the Company, any other party to the Lease, is in breach or default under such Lease.

Section 3.13                             Intellectual Property.  Except as would not reasonably be expected to have a Company Material Adverse Effect, each Group Company either owns or has sufficient right to use (free and clear of any Liens, except for Permitted Encumbrances), all Intellectual Property necessary to the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, the conduct of the business of each Group Company does not infringe upon or misappropriate the Intellectual Property rights of any third party, nor has any claim been asserted in writing to any Group Company or to the knowledge of any Group Company, been threatened against any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or misappropriates the Intellectual Property rights of any third party.  With respect to each material item of Intellectual Property owned by any Group Company (“Company Owned Intellectual Property”),  except as would not be reasonably be expected to have a Company Material Adverse Effect, (i) such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business, (ii) the Company Owned Intellectual Property is valid and enforceable, and (iii) to the knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property.  With respect to each item of Intellectual Property licensed to any Group Company (“Company Licensed Intellectual Property”), such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property, except as would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder.  Except as would not reasonably be expected to have a Company Material Adverse Effect, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Group Companies to maintain their validity or effectiveness.  Except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened Actions by any person alleging the validity, enforceability, ownership of or the right to use any Company Owned Intellectual Property or any Company Licensed Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any Group Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

Section 3.14                             Taxes.

(a)                                 Except as would not reasonably be expected to have a Company Material Adverse Effect, each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings and all such Tax returns are true, accurate and complete.

(b)                                 Except as would not reasonably be expected to have a Company Material Adverse Effect, no taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith and there are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against any Group Company.

(c)                                  Each Group Company has timely withheld, collected and deposited all material amounts of Taxes that are required to be withheld, collected and deposited under applicable Law.

(d)                                 There are no material Tax Liens upon any property or assets of any Group Company except Liens for current Taxes not yet due, Taxes that are being contested in good faith, and Permitted Encumbrances.

(e)                                  No claim has been made in the past thirty-six (36) months by a Governmental Authority in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction. The prices and terms for the provision of any property or services by or to the Group Companies are arm’s length for purposes of any relevant transfer pricing Laws.

(f)                                   Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities, (ii) no submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates, and (iii) no suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened.

Section 3.15                             Material Contracts.

(a)                                 Except for (i) this Agreement and (ii) the Contracts filed as exhibits to the Company SEC Reports, as of the date hereof, none of the Group Companies is a party to or bound by any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recent filed annual report on Form 20-F. Each such Contract described in this Section 3.15(a) is referred to herein as a “Material Contracts.”

(b)                                 Except as would not reasonably be expected to have a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract; (ii) to the Company’s knowledge, as of the date hereof, no party intends to cancel any Material Contract; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract; and (iv) no Group Company has received, during the twelve (12) month period preceding the date of this Agreement,  any claim of material default under any such Material Contract which has not been resolved.

Section 3.16                             Environmental Matters.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possesses all material permits, licenses and other authorizations currently required for their establishment and their operation under applicable Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, and (b) as of the date of this Agreement, no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any third party concerning liability under any applicable Environmental Law or relating to Hazardous Substances.

Section 3.17                             Insurance.  Except as would not reasonably be expected to have a Material Adverse Effect, (a) the Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies in the PRC (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance, product liability insurance, property insurance and cargo insurance, (b) no Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, (c) none of the Group Companies have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies, and (d) none of the Group Companies have been denied any insurance coverage which it has sought or for which it has applied.

Section 3.18                             Interested Party Transactions.  No director, officer or other affiliate of any Group Company (other than any Buyer Group Party), or any individual in such person’s immediate family is  party to any transaction with any Group Company which would be required to be reported under Item 7B of Form 20-F under the Exchange Act, other than for (a) payment of salary, compensation or fees for services rendered, (b) reimbursement for expenses incurred on behalf of any Group Company and (c) other employment or compensation arrangements or benefits.

Section 3.19                             Anti-Takeover Provisions.  The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.  The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.20                             Brokers.  Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21                             No Additional Representations. Except for the representations and warranties made by the Company in this Article III, the Parent Parties acknowledge that neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any Group Companies, notwithstanding the delivery or disclosure to the Parent Parties or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to the Parent Parties or any other person resulting from the distribution or disclosure or failure to distribute or disclose to the Parent Parties or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

As an inducement to the Company to enter into this Agreement, the Parent Parties hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01                             Corporate Organization.  Each of the Parent Parties is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted as of the date hereof, except where the failure to be so incorporated, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by the Parent Parties or otherwise be materially adverse to the ability of the Parent Parties to perform their material obligations under this Agreement. Each of the Parent Parties has made available to the Company (i) complete and correct copies of its memorandum and articles of association, as currently in effect, and (ii) a true and complete list of all directors and executive officers of the Parent Parties.

Section 4.02                             Capitalization.

(a)                                 The authorized share capital of Holdco is US$50,000 divided into 50,000 ordinary shares, with a par value of US$1.00 per share.  As of the date of this Agreement, 1 ordinary shares of Holdco were issued and outstanding.  All the issued and outstanding ordinary shares of Holdco are duly authorized, validly issued, and fully paid.  There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements (other than the Equity Commitment Letter and the Support Agreement) or commitments of any character relating to the issued or unissued share capital of any Parent Party or obligating any Parent Party to issue or sell any share capital of, or other equity interests in, any Parent Party.

(b)                                 The authorized share capital of Parent is US$50,000 divided into 50,000 ordinary shares, with a par value of US$1.00 per share.  As of the date of this Agreement, one (1) ordinary share of Parent was issued and outstanding.  All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned by Holdco.   All outstanding share capital of Parent is owned by Holdco free and clear of all Liens.

(c)                                  As of the date of this Agreement, the authorized share capital of Merger Sub is US$50,000 divided into 50,000 ordinary shares, par value US$1.00 per share.  As of the date of this Agreement, one (1) ordinary share of Merger Sub was issued and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent.   All of the outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens.  As of the Closing Date, the authorized share capital of Merger Sub will be US$150,000 divided into 150,000 ordinary shares, par value US$1.00 per share.  As of the Closing Date, one hundred fifty thousand (150,000) ordinary shares of Merger Sub will be issued and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent.  All of the outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens.

Section 4.03                             Authority Relative to This Agreement.  Each of the Parent Parties has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)).  This Agreement has been duly and validly executed and delivered by the Parent Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No vote or consent of the holders of shares in Holdco or Parent is necessary to approve this Agreement or the Transactions, including the Merger.

Section 4.04                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Parent Parties do not, and the performance of this Agreement by the Parent Parties will not, (i) conflict with or violate the memorandum and articles of association of any of the Parent Parties , (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to the Parent Parties or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Parent Parties pursuant to, any Contract or obligation to which any Parent Party  is a party or by which the Parent Parties or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by the Parent Parties or otherwise be materially adverse to the ability of the Parent Parties to perform their material obligations under this Agreement (a “Parent Material Adverse Effect”).

(b)                                 The execution and delivery of this Agreement by the Parent Parties do not, and the performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NASDAQ, and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL.

(c)                                  Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its incorporation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.

Section 4.05                             Financing.

(a)                                 The Parent Parties have  delivered to the Company true and complete copies of (i) executed Debt Commitment Letters from the Financing Sources named therein (the “Debt Commitment Letters”) pursuant to which, the Financing Sources have agreed to provide the financing in the aggregate amount set forth therein to Merger Sub, subject to the terms and conditions therein, the proceeds of which shall be used to fund a portion of the proceeds required to finance the consummation of the Merger and the other Transactions (the “Debt Financing”), (ii) an executed Equity Commitment Letter (together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which Jinglong and Topco have committed, subject to the terms and conditions therein, to invest in Holdco the cash amount set forth therein, which shall be used by the Parent Parties to fund a portion of the proceeds required to finance the consummation of the Merger and the other Transactions (the “Equity Financing”), and (iii) the Support Agreement. Each of the Equity Commitment Letter and the Support Agreement provide, and will continue to provide, that the Company is a third-party beneficiary with respect to the provisions therein. Assuming (x) the Debt Financing and the Equity Financing are funded in accordance with the Debt Commitment Letters and the Equity Commitment Letter, respectively, (y) the contributions, investments and other transactions contemplated by the Support Agreement are consummated in accordance with the terms of the Support Agreement, and (z) the satisfaction of the conditions to the obligation of the Parent Parties to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions,  the Parent Parties will have available to them, as of the Effective Time, all funds necessary (when added to the Deposited Available Cash) for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Debt Financing and the other Transactions, and to pay all related Expenses.

(b)                                 As of the date of this Agreement, each of the Commitment Letters and the Support Agreement, in the form so delivered, is in full force and effect and are legal, valid and binding obligations of the parties thereto. As of the date of this Agreement, such documents have not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in such documents have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated.  The Parent Parties have fully paid, or cause to be paid, any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letters and will pay when due all other fees arising under the Debt Commitment Letters as and when they become due and payable thereunder.  Holdco has also delivered to the Company true, complete and correct copies of all executed fee letters in connection with the Debt Commitment Letters (it being understood that any such fee letter provided to the Company may be redacted to omit numerical fee amounts provided therein, such fee letters, the “Fee Letters”).

(c)                                  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Merger Sub or, to the knowledge of the Parent Parties, any other parties thereto, under the Commitment Letters; or would otherwise excuse or permit the Financing Sources or Jinglong, as applicable, to refuse to fund their respective obligations under the Commitment Letters.  As of the date of this Agreement, the Parent Parties do not have any reason to believe that any of the conditions to the Debt Financing or Equity Financing will not be satisfied or that the Debt

Financing or Equity Financing will not be available to the Parent Parties at the Effective Time .  The Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing and the Equity Financing, as applicable, available to the Parent Parties on the terms therein.  The Parent Parties hereby acknowledge and agree that it shall not be a condition to Closing for the Parent Parties to obtain the Debt Financing or any Alternative Debt Financing, if applicable, or the Equity Financing, and reaffirm their obligation to consummate the Transactions hereby, irrespective and independent of the availability of such Debt Financing, any Alternative Debt Financing or the Equity Financing.

(d)                                 There are no side letters or other oral or written Contracts related to the funding of the full amount of the Debt Financing or Equity Financing to which the Parent Parties or any of their respective Affiliates is a party other than (i) as expressly set forth in the Commitment Letters and (ii) customary engagement letters and the Fee Letters.

Section 4.06                             Brokers.  No broker, finder or investment banker, other than CSI Finance Limited and Credit Suisse AG, Singapore Branch, or any other entities that they may (i) engage in connection with syndication of the Debt Financing or (ii) organize for the purpose of financing the Merger, in their capacities as the lead arrangers of the Debt Financing, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Parent Parties .

Section 4.07                             Guarantee.  The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of Jinglong, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Jinglong under the Guarantee.

Section 4.08                             Proxy Statement.  None of the information provided by the Parent Parties with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time it is first mailed to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, none of the Parent Parties makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.09                             Absence of Litigation.  There is no Action pending or, to the knowledge of the Parent Parties, threatened in writing against the Parent Parties or any of their respective Affiliates before any Governmental Authority that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.10                             Solvency. None of the Parent Parties is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors.  Assuming the satisfaction or the waiver of the conditions of the Parent Parties to consummate the

Merger as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Per Share Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related Expenses, the Surviving Corporation will be solvent as of the Effective Time and immediately after the Effective Time.

Section 4.11                             Ownership of Company Shares.  As of the date hereof, other than the Rollover Shares which will be cancelled at the Effective Time in accordance with the Support Agreement, none of the Parent Parties, the Rollover Shareholders, or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.12                             Buyer Group Contracts. Except for the Support Agreement, the Guarantee, and the Equity Commitment Letter (collectively, the “Buyer Group Contracts”) there are no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of the Parent Parties, the Rollover Shareholders, the Chairman, or any of their respective Affiliates, and (b) no Contracts (whether oral or written) (i) between Holdco, Parent, Merger Sub, the Rollover Shareholders, the Chairman or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger.

Section 4.13                             Non-Reliance on Company Estimates.  The Company has made available to the Parent Parties, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of the Parent Parties acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of the Parent Parties acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that the Parent Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that none of the Parent Parties is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and none of the Parent Parties shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto.

Section 4.14                             Independent Investigation.  The Parent Parties have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and any of the Group Companies, which investigation, review and analysis was performed by the Parent Parties, and their respective Affiliates and Representatives.  Each of the Parent Parties acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose.  In entering into this Agreement, each of the Parent Parties acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01                             Conduct of Business by the Company Pending the Merger.  From the date hereof until the Effective Time, the Company shall use commercially reasonable efforts to conduct the business of the Group Companies in the ordinary course in all material respects and use its commercially reasonable efforts, consistent with past practice, to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of the Parent Parties (which consent shall be deemed given if approved by the Chairman in his capacity as an officer of the Company pursuant to the Company’s internal approval processes, and which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement, the Company shall not, nor shall it permit any of the Group Companies to:

(a)                                 amend its memorandum and articles of association or equivalent organizational documents;

(b)                                 (i) split, combine or reclassify any shares in its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any of its direct or indirect wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any share capital or registered capital of the Company or any other Group Company, other than the acquisition by the Company of its securities in connection with the forfeiture of Company Options or repurchase of unvested Restricted Shares, the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries;

(c)                                  issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any share capital, shares or registered capital of the Company or any other Group Company, other than the issuance of any share capital or registered capital of the Company pursuant to the Share Incentive Plan, the transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries, or pursuant to existing contracts or commitments;

(d)                                 acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses with a value in excess of US$25 million in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business;

(e)                                  sell, lease or otherwise transfer any of its assets, securities, properties, interests or businesses with a value in excess of US$25 million in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business;

(f)                                   other than in connection with actions permitted by Section 5.01(d), make any material loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business or in an amount not in excess of US$50 million in any single transaction or series of related transactions or between the Group Companies;

(g)                                  incur any indebtedness for borrowed money or guarantees thereof with an amount in excess of US$25 million in any single transaction or series of related transactions, other than (i) any indebtedness or guarantee incurred in the ordinary course of business or (ii) incurred between the Company and any of its direct or indirect wholly owned Subsidiaries or between any of such direct or indirect wholly owned Subsidiaries, or (iii) any Indebtedness incurred under existing Contracts;

(h)                                 change the Company’s methods of accounting in any material respects, except as required by concurrent changes in GAAP or applicable Law;

(i)                                     settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions, in each case other than any settlement (A) in the ordinary course of business or pursuant to existing contracts or commitments, or (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$25 million; or

(j)                                    agree, resolve or commit to do any of the foregoing.

Section 5.02                             Operation of the Parent Parties’ Business.  Each of the Parent Parties agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, it shall not take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or take any action or fail to take any action which would, or would reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Parent Parties to consummate the Merger or the other transactions contemplated by this Agreement.

Section 5.03                             No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give the Parent Parties, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the Parent Parties’ operations.  Prior to the Effective Time, each of the Parent Parties and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01                             Proxy Statement and Schedule 13E-3.  As promptly as reasonably practicable following the date of this Agreement, the Company, with the cooperation and assistance of the Parent Parties, shall prepare and cause to be filed a proxy statement relating to the approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”).  Concurrently with the preparation of the Proxy Statement, the Company and the Parent Parties shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3.  The Company and the Parent Parties shall use their reasonable best efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as promptly as reasonably practicable after the date of this Agreement.  Each of the Company and the Parent Parties shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each of the Company and the Parent Parties shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3.  The Company and each of the Parent Parties shall promptly furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments to or from the SEC.  The Company shall promptly notify the Parent Parties upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3 and shall provide the Parent Parties with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company, with the cooperation and assistance of the Parent Parties, (i) shall provide the Parent Parties an opportunity to review and comment on such document or response, (ii) shall include in such document or response comments reasonably proposed by the Parent Parties and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the Parent Parties, which approval shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04, in connection with any disclosure regarding a Change in the Company Recommendation (defined below), the Company shall not be required to provide the Parent Parties with the opportunity to review or comment on (or include comments proposed by the Parent Parties in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.  If at any time prior to the Shareholders’ Meeting, any information relating to the Company, the Parent Parties or any of their respective Affiliates, officers or directors, is discovered by the Company and/or the Parent Parties which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

Section 6.02                             Company Shareholders’ Meeting.

(a)                                 Subject to Section 6.04(e), the Company shall take, at the earliest reasonably practicable date after the SEC confirms that it has no further comments on the Schedule 13E-3, all actions reasonably necessary to (i) establish a record date (as soon as reasonable following such confirmation by the SEC) for determining shareholders of the Company entitled to vote at the shareholders’ meeting, (ii) mail or cause to be mailed (as soon as reasonably possible after such confirmation by the SEC) the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur on or around the forty-fifth (45th) calendar day (or, if such calendar day is not a Business Day, the first Business Day subsequent to such calendar day) immediately following the mailing of the Proxy Statement (the “Shareholders’ Meeting”), for the purpose of approving this Agreement and the Plan of Merger (including the Merger), and (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Unless otherwise agreed in writing by the Parent Parties, approval of this Agreement and the Plan of Merger (including the Merger and all ancillary matters incidental thereto) shall be the only matters (other than procedural matters) that may be proposed and voted upon by the shareholders of the Company at the Shareholders’ Meeting.  Notwithstanding the foregoing, the Company may, and the Parent Parties may request that the Company, postpone or adjourn the Shareholders’ Meeting (i) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting, or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined (acting at the direction of the Special Committee) in good faith after consultation with outside counsel is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting.

(b)                                 Unless there has been a Change in the Company Recommendation pursuant to Section 6.04(e), (i) the Company Board shall recommend to holders of the Shares that they approve and adopt this Agreement and the Plan of Merger and approve the Merger, and shall include such recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger and shall take all other action necessary or advisable to secure the Requisite Company Vote in accordance with applicable Law and the Company’s memorandum and articles of association.  For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation, the Company shall not be required to convene the Shareholders’ Meeting or submit this Agreement to the holders of the Shares for approval.

(c)                                  At the Shareholders’ Meeting, and any other meeting of the shareholders of the Company called to seek the Requisite Company Vote or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, the Parent Parties shall vote, and shall cause their respective Affiliates to vote, or cause to be voted, all Shares held directly or indirectly by them and their respective Affiliates as of the date hereof, including the Rollover Shares pursuant to the terms of the Support Agreement, in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.03                             Access to Information.

(a)                                 From the date hereof until the Effective Time and subject to applicable Law and the terms of any Contract to which any Group Company is a party, upon reasonable advance notice from the Parent Parties, the Company shall and shall cause its Subsidiaries to (i) provide to the Parent Parties (and the Parent Parties’ officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours and upon reasonable prior notice, to the offices, properties, books and records of any Group Company, (ii) furnish to the Parent Parties and their Representatives such information concerning the business, properties, contracts, assets and liabilities of the Group Companies as the Parent Parties may reasonably request in writing, and (iii) instruct its employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with the Parent Parties and their Representatives in their investigation; provided, however, that the Company shall not be required to provide access to or disclose any information if , in the reasonable judgment of the Company,  such access or disclosure would (x) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, or (y) give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its reasonable best efforts to cause such information be provided in a manner that would not result in such jeopardy for right to terminate or accelerate).  Notwithstanding the foregoing, any such investigation shall be conducted in such manner as not to unreasonably interfere with the business or operation of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)                                 All information obtained by the Parent Parties pursuant to this Section 6.03 shall be kept confidential in accordance with Section 9.11 (Confidentiality).  The Parent Parties shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 6.03 by its Representatives.

(c)                                  No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04                             Go-Shop.

(a)                                 Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the date that is forty-five (45) days following the date of this Agreement (such period, the “Go-Shop Period”), the Company shall have the right (acting at the direction of the Special Committee) to, directly or indirectly (i) solicit, initiate, or encourage any inquiries, proposals, offers, requests, correspondence or other communications regarding, or that would reasonably be expected to relate to, an Acquisition Proposal; (ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, any Acquisition Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal; (iii) comply with any request for non-public information relating to any Group Company or for access to any of the properties, books or records of any Group Company by any person; and (iv) release any person from, waive any provision of, terminate, modify or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (any person with which, or with respect to which, the actions described in clauses (i) through (iv) are taken, a “Solicited Person”); provided, that prior to providing any material non-public information concerning any Group Company to a Solicited Person, the Company has received from such Solicited Person an executed confidentiality agreement on terms no less favorable to the Company than those contained in Section 9.11 (an “Acceptable Confidentiality Agreement”) with the Company; provided further, that the Company shall provide to the Parent Parties any material non-public information concerning any Group Company provided to such Solicited Person that was not previously made available to the Parent Parties, or any of their Affiliates.

If at any time during the Go-Shop Period, the Company receives a bona fide written proposal or offer regarding any Acquisition Proposal (including any amendments or modifications thereof) from any Solicited Person, the Company shall, in any event within 48 hours after receiving such Acquisition Proposal, notify the Parent Parties of the material terms and conditions of the Acquisition Proposal and the identity of such Solicited Person.

Within forty-eight (48) hours following the end of the Go-Shop Period, the Company shall notify Parent of the material terms and conditions of any written proposal or offer regarding any Acquisition Proposal (including any amendments or modifications thereof) received from any Solicited Person during the Go Shop Period that the Special Committee determines, in its good faith judgement after consultation with its legal counsel and financial advisors, constitutes or could reasonably be expected to result in a Superior Proposal (each such Solicited Person, an “Excluded Party”), and the identity of such Excluded Party.  Any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such Excluded Party is withdrawn, terminated, or expires, or the Special Committee determines, in its good faith judgment after consultation with legal counsel and financial advisors, that such Acquisition Proposal ceases to constitute, or no longer could reasonably be expected to result in, a Superior Proposal.

Except as otherwise expressly provided in this Section 6.04, upon and following the expiration of the Go-Shop Period, the company shall (i) immediately cease and cause to be terminated any existing activities, discussions, negotiations, correspondence and other communications with any person (other than the Parent Parties and any Excluded Party) that are ongoing as of the end of the Go-Shop Period and that relate to, or may reasonably be likely to result in, any Acquisition Proposal, (ii) immediately revoke or withdraw access of any person (other than the Parent Parties and any Excluded Party) to any data room containing any non-public information with respect to any Group Company, and (iii) promptly request such person (other than the Parent Parties and any Excluded Party) that has heretofore executed a standstill, confidentiality or similar agreement in connection with such person’s consideration of an Acquisition Proposal to return (or if permitted by the applicable agreement, to destroy) all information required to be returned (or, if applicable, destroyed) by such person under the terms of such applicable agreement.

(b)                                 The Company agrees that, from the end of the Go-Shop Period and until the Effective Time, or if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the directors, officers or employees of any Group Company will, and that it will cause its and its Subsidiaries’ agents, advisors and other Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or knowingly take any other action with the intent to induce the making of any Acquisition Proposal, (ii) enter into, maintain or continue discussions or negotiations with, or provide any non-public information to, any person in connection with an Acquisition Proposal, (iii) agree to, approve, endorse or recommend (or publicly propose to agree to approve, adopt, endorse or recommend) any Acquisition Proposal or enter into any letter of intent, Contract or commitment contemplating or otherwise relating to, or that could reasonably be expected to result in, any Acquisition Proposal (other than any Acceptable Confidentiality Agreement), (iv) release any person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party, or (v) authorize or permit any of the officers, directors or employees of any Group Company, any investment banker, financial advisor, attorney, accountant or other Representative retained by or acting directly or indirectly under the direction of any Group Company, to take any action set forth in clauses (i) — (iv) of this Section 6.04(b) (in each case, other than to the extent expressly permitted pursuant to Section 6.04(a), Section 6.04(c) or 6.04(d)).

After the Go-Shop Period, the Company shall notify the Parent Parties as promptly as practicable (and in any event within forty-eight (48) hours after the Company has knowledge thereof), orally and in writing, of any written Acquisition Proposal received by the Company, specifying (x) the reasonably detailed material terms and conditions thereof (including material amendments or proposed material amendments) and (y) the identity of the party making such proposal or offer or inquiry or contact.  After the Go-Shop Period, the Company shall keep the Parent Parties informed, on a reasonably current basis (and in any event within forty-eight (48) hours  of the occurrence of any material changes, developments, discussions or negotiations), of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof).  Notwithstanding anything to the contrary in the foregoing, the Company may take, and continue to take, any of the actions described in Section 6.04(a) from and after the end of the Go-Shop Period with respect to any Excluded Party.

(c)                                  Subject to compliance with the other provisions of this Section 6.04, prior to the receipt of the Requisite Company Vote, the Company and its Representatives may, following the receipt of a written Acquisition Proposal received after the Go-Shop Period (provided that such Acquisition Proposal shall not have been obtained in violation of Section 6.04(b) and the Company shall have complied with the requirements of this Section 6.04(c) with respect to such Acquisition Proposal):

(i)                                     communicate with the person or group of persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such person of the restrictions of this Section 6.04;

(ii)                                  provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the person or group of persons who has made such Acquisition Proposal, if prior to providing such information, the Company has received from the person or group of persons so requesting such information an executed Acceptable Confidentiality Agreement, a copy of which shall be promptly provided to the Parent Parties; provided that the Company shall provide written notice to the Parent Parties prior to taking any action set forth in clauses (i) or (ii) of this Section 6.04(c) and shall concurrently make available to the Parent Parties all information concerning the Company and its Subsidiaries that is provided to any person or group of persons making such Acquisition Proposal that is given such access to the extent not previously provided to the Parent Parties; and/or

(iii)                               engage or participate in any discussions or negotiations with the person or group of persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 6.04(c)(ii) or Section 6.04(c)(iii) above, the Company Board has determined, in its good faith judgment at the direction of the Special Committee (after consultation with a financial advisor and independent legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal.

(d)                                 Except as otherwise set forth in Section 6.04(e), neither the Company Board nor any committee thereof shall (A) change, withhold, withdraw, qualify or modify (or authorize to change, withhold, withdraw, qualify or modify),  in a manner adverse to the Parent Parties, the Company Recommendation, (B) take any action or make any other public statement in connection with the Shareholders’ Meeting contradictory to the Company Recommendation, (C) if a tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, fail to recommend against such tender offer or exchange offer by its shareholders within ten (10) Business Days after commencement (any of such actions described in the foregoing clauses (A),

(B) or (C), a “Change in the Company Recommendation”) or (D) approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Acquisition Proposal (an “Alternative Acquisition Agreement”).

(e)                                  Notwithstanding the foregoing, if the Company Board shall have received a bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment (acting at the direction of the Special Committee upon advice by independent legal counsel), constitutes a Superior Proposal, and failure to make a Change in the Company Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board (at the direction of the Special Committee) or the Special Committee may (1) effect a Change in the Company Recommendation with respect to such Superior Proposal and/or (2) authorize the Company to terminate this Agreement pursuant to Section 8.03(a), but only (i) if the Company shall have complied, in all material respects, with the requirements of this Section 6.04 with respect to such Acquisition Proposal; (ii) after (A) providing at least five (5) Business Days’ written notice (the “Notice Period”) to the Parent Parties (a “Notice of Superior Proposal”) advising the Parent Parties that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or to terminate this Agreement, (B) negotiating with and causing its financial and legal advisors to negotiate with the Parent Parties and their Representatives in good faith (to the extent the Parent Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) considering in good faith any modifications or adjustments regarding this Agreement proposed by the Parent Parties; provided, that any material modifications to such Acquisition Proposal that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(e) (provided that any additional Notice Period shall be reduced to three (3) Business Days); and (iii) following the end of such Notice Period(s) (and any renewed period thereof), the Company Board determines, in its good faith judgment, acting at the direction of the Special Committee (after consultation with a financial advisor and independent legal counsel), after considering the terms of any proposed modification or amendment to this Agreement by the Parent Parties, that (x) the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and (y) failure to effect a Change in the Company Recommendation and/or to terminate this Agreement would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws.

(f)                                   Notwithstanding anything in this Section 6.04 to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board, acting at the direction of the Special Committee, may make a Change in the Company Recommendation and/or terminate this Agreement for a reason unrelated to an Acquisition Proposal if (i) the Company Board determines, acting at the direction of the Special Committee, in good faith (after consultation with outside counsel) that, in light of an Intervening Event, failure to make a Change in the Company Recommendation and/or terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law; (ii) the Company notifies the Parent Parties in writing, at least five (5) Business

Days in advance, that it intends to effect a Change in the Company Recommendation and/or termination of this Agreement in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail; (iii) after providing such notice and prior to making such Change in the Company Recommendation in connection with such Intervening Event, the Company shall negotiate in good faith with the Parent Parties during such five (5) Business Day period (to the extent that the Parent Parties desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change in the Company Recommendation or termination of this Agreement in connection with such Intervening Event; and (iv) the Company Board shall have considered in good faith any changes to this Agreement and shall have again determined, acting at the direction of the Special Committee, in good faith, taking into account any changes to this Agreement proposed in writing by the Parent Parties in response to the aforementioned notice, that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to effect the Change in the Company Recommendation or termination of this Agreement in light of the Intervening Event.

(g)                                  Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal; provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not constitute a Change in the Company Recommendation, or deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

Section 6.05                             Directors’ and Officers’ Indemnification and Insurance.

The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and officers, as in effect at the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner.  The Surviving Corporation and its Subsidiaries shall (and the Parent Parties shall cause the Surviving Corporation and their Subsidiaries to) honor and fulfill in all respects the obligations of the Group Companies under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all  indemnification agreements between the Company or any of its Subsidiaries and any Indemnified Party (as defined below).  The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable with respect to advancement, exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(a)                                 The Surviving Corporation shall, and the Parent Parties shall cause the Surviving Corporation to, maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) maintained by the Company or any of its Subsidiaries covering each current or former director or officer and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (each, an “Indemnified Party”), covered as of the Effective Time, on terms no less favorable than those of such policies in effect on the date hereof; provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Parties, and provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(a) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In addition, the Company may and, at the Parent Parties’ request, the Company shall, purchase a six (6) year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and the Parent Parties shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder and all other obligations of the Parent Parties or Surviving Corporation under this Section 6.05(a) shall terminate.

(b)                                 Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply with all of its obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to the Parent Parties prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director or an officer of the Company or any of its Subsidiaries.

(c)                                  In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Corporation or the Parent Parties, as the case may be, shall assume the obligations set forth in this Section 6.05.

(d)                                 The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise.  The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.  The obligations of the Parent Parties and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(e)                                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06                             Notification of Certain Matters.  Subject to applicable Law and the requirements of this Agreement, each of the Company and the Parent Parties shall promptly notify the other in writing of:

(a)                                 any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transaction;

(b)                                 any notice or other communication from any Governmental Authority in connection with the Transactions that would have the effect of preventing or materially delaying the Merger or the Transactions;

(c)                                  any Actions commenced or, to the knowledge of the Company or the knowledge of the Parent Parties, threatened against the Company or any of its Subsidiaries or the Parent Parties and any of their Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)                                 if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.07                             Sufficient Funds; Financing; Financing Assistance.

(a)                                 Each of the Parent Parties shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Debt Financing and Equity Financing in a timely manner including to (i) negotiate definitive agreements with respect to the Debt Financing on the terms and subject to the conditions described in the Debt Commitment Letters, (ii) maintain in full force and effect the Commitment Letters, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions in the Commitment Letters that are within their respective control, (iv) draw upon and consummate the Debt Financing and Equity Financing at or prior to the Closing, and (v) enforce their respective rights under the Commitment Letters.

(b)                                 In the event that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Commitment Letters, (A) the Parent Parties shall promptly so notify the Company, and (B) each of the Parent Parties shall use reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event (and in any event no later than the earlier of (x) twenty (20) Business Days after the originally contemplated Closing Date or (y) ten (10) Business Days prior to the Termination Date), on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company, to the Parent Parties than those contained in the Debt Commitment Letters, in an amount sufficient (assuming the Rollover Shares are cancelled without payment of consideration as contemplated by and in accordance with the Support Agreement), together with the Deposited Available Cash and Equity Financing, to consummate the Merger and the other Transactions (the “Alternative Debt Financing”), and to enter into new financing agreements with respect to such Alternative Debt Financing (the “Financing Documents”) and the Parent Parties shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Financing Document (except for customary engagement letters).  Any reference in this Agreement to (A) the “Debt Financing” (as defined in Section 4.05(a)) shall be deemed to include the Alternative Debt Financing and any modification to the Financing Documents pursuant to this Section 6.07, (B) the “Debt Commitment Letters” shall be deemed to include the Financing Documents to the extent so amended, restated, supplemented, replaced, substituted or modified, and (C) the “Fee Letter” shall be deemed to include any Fee Letter relating to the Financing Documents to the extent so amended, restated, supplemented, replaced, substituted or modified. The Company acknowledges and agrees that the Parent Parties shall have the right to apply any amount of the Available Cash necessary for the consummation of the Merger and the Transactions towards payment of the Exchange Fund and shall cooperate with the Parent Parties to deposit such Available Cash with the Paying Agent in the Exchange Fund immediately prior to the Effective Time; provided that the Parent Parties shall not be entitled to apply, and the Company shall not be obligated to deposit, any portion of the Available Cash to the extent such application or deposit will render any Group Company or the Group Companies on a consolidated basis to be Insolvent immediately after the Closing; provided further that if Closing does not occur within twenty-four (24) hours following such deposit by the Company, the Parent Parties shall cause the Paying Agent to immediately return an amount equal to the Available Cash so deposited to the Company.

(c)                                  None of the Parent Parties shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Commitment Letters or any Financing Document without the prior written consent of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or Equity Financing or (ii) impose new or additional conditions to the Debt Financing or Equity Financing or otherwise expand, amend or modify the Debt Financing or Equity Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of the Parent Parties to consummate the Merger and the other Transactions or (B) adversely impact in any material respect the ability of the Parent Parties to enforce its rights against the other parties to the Commitment Letters, or any Financing Document.  Without limiting the generality of the foregoing, none of the Parent Parties shall release or consent to the termination of the obligations of (i) the Financing Sources under any Debt Commitment Letters or Financing Document, or (ii) Jinglong or Topco under the Equity Commitment Letter, except (in each case) as expressly contemplated hereby.

(d)                                 The Parent Parties shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any breach of any provision of, or termination by any party to the Commitment Letters or any Financing Document, (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened breach or threatened termination by any party to the Commitment Letters or Financing Document, (C) upon knowledge of any dispute or disagreement between or among any parties to the Debt Financing or Equity Financing and (D) if the Parent Parties at any time believe that it will not be able to obtain all or any portion of the Debt Financing or Equity Financing on the terms, in the manner, or from the sources contemplated by the Commitment  Letters, and (ii) prior to the Closing, otherwise keep the Company informed on a reasonably current basis of the status of the Parent Parties’ efforts to arrange the Debt Financing, Alternative Debt Financing, or Equity Financing, as the case may be.

(e)                                  Prior to the Effective Time, the Company agrees to use commercially reasonable efforts to provide, and shall cause each Subsidiary of the Company and each of their respective officers, employees and representatives to use commercially reasonable efforts to provide, to the Parent Parties (at the Parent Parties’ sole cost and expense), all reasonable cooperation as may be reasonably requested by Parent or its Representatives in connection with the Debt Financing and any Debt Alternative Financing, including, without limitation, (i) participating in a reasonable number of meetings, presentations and due diligence sessions with representatives of the Parent Parties and their Debt Financing and/or Alternative Debt Financing sources, (ii) assisting in the preparation of bank information memoranda, rating agency presentations and similar documents reasonably requested by the Parent Parties or their Representatives in connection with the Debt Financing and/or Alternative Debt Financing, (iii) as promptly as reasonably practicable furnishing the Parent Parties and their Debt Financing and/or Alternative Debt Financing sources with financial statements reasonably requested by the Parent Parties and of the type and form customary for the placement, arrangement and/or syndication of loans or distribution of debt contemplated by (or otherwise required as a condition to funding under) the Debt Commitment Letters, (iv) cooperating with advisors, consultants and accountants of the Parent Parties or their Debt Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any Subsidiary of the Company, including for the purpose of establishing collateral eligibility and values, (v) to the extent customary and in accordance with applicable Law, facilitate the providing of guarantees and granting of a security interest (and perfection and protection thereof) in and pledge of collateral and assist in the preparation of, and executing and delivering at the Closing, any definitive documents for the Debt Financing and/or any Alternative Debt financing, including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing and/or any Alternative Debt Financing  (including a certificate of the chief financial officer of the Company or any borrower Subsidiary of the Company with respect to solvency matters), (v) arranging for customary payoff letters, Lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all  existing Indebtedness to be paid off, discharged and terminated on the Closing, (vii) taking customary actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing and/or any Alternative Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establishing bank and other accounts (including escrow accounts), blocked account agreements and lock box arrangements in connection with the foregoing, provided that such accounts, agreements and arrangements shall not become active or take effect until the Effective Time, (viii) take reasonable and customary corporate action to enter into one or more definitive agreements to consummate the Debt Financing and/or any Alternative Debt Financing immediately prior to the Effective Time, provided that such agreements and arrangements shall not become active or take effect until the Effective Time, and (ix) furnishing the Parent Parties and their Representatives promptly with all documentation and other information required with respect to the Debt Financing and/or any Alternative Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations.

(f)                                   The Company will take all corporate actions customary and reasonable to permit the consummation of the Debt Financing and/or any Alternative Debt Financing, including without limitation the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof, together with cash at the Company and its Subsidiaries, to be made available to the Company on the Closing Date to consummate the Merger. Neither the Company nor any of its Subsidiaries shall be required (i) to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing or any Alternative Debt Financing prior to the Closing, (ii) to be an issuer or other obligor with respect to any Debt Financing or any Alternative Debt Financing effective prior to Closing or (iii) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to Closing.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or any Alternative Debt Financing.

(g)                                  Nothing contained in this Section 6.07 shall require such cooperation to the extent it would require the Company and its Subsidiaries to incur any expense unless such expense is reimbursed by the Parent Parties promptly after incurrence thereof (it being understood, however, that the Company shall bear all costs and expenses of its annual audit).

The Parent Parties shall, promptly upon request by the Company, reimburse (or cause the applicable borrowers to reimburse) the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.07 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or Alternative Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

(h)                                 Nothing in this Section 6.07 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of the Parent Parties be deemed or construed to require, the Parent Parties to waive any term or condition of this Agreement.

Section 6.08                             Further Action; Reasonable Best Efforts.

(a)                                 To the extent required by applicable Laws, the Parent Parties shall, as soon as reasonably practicable after the date of this Agreement, (i) make all filings with MOFCOM relating to this Agreement and the transactions contemplated hereby as required by the PRC Anti-Monopoly Law, made effective as of August 1, 2008 (the “PRC Anti-Monopoly Law”), and (ii) prepare and file all filings required to obtain the Regulatory Approvals (the filings described in the foregoing clauses (i) and (ii) collectively, “Regulatory Filings”).  The Company shall cooperate fully with the Parent Parties in exchanging such information and providing such assistance as the Parent Parties may reasonably request in connection with the Regulatory Filings.  The Company, on the one hand, and the Parent Parties, on the other hand, shall, (A) notify the other party(ies) promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with the Regulatory Filings, (B) permit the other parties to review in advance, and consult with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) give the other party(ies) the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry.  The Company, on the one hand, and the Parent Parties, on the other hand, shall use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, (A) employing such resources as are necessary to obtain the PRC Antitrust Clearance and the Regulatory Approvals and (B) taking any and all steps necessary to avoid or eliminate each and every impediment under the PRC Anti-Monopoly Law and any other applicable Law, that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, following the Closing, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of the Parent Parties; provided, further, that none of the Parent Parties or any of their Affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its business, services or assets in any material respect.  Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to agree to any term or take or omit to take any action in connection with obtaining the PRC Antitrust Clearance and the Regulatory Approvals that is not conditioned upon the consummation of the Merger and the other transactions contemplated by this Agreement.

(b)                                 Each party hereto shall, upon the reasonable request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of the Parent Parties, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Transactions.

Section 6.09                             Obligations of Merger Sub.  The Parent Parties shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10                             Participation in Litigation.  Prior to the Effective Time, to the extent legally permissible, the Company shall (a) give prompt notice to the Parent Parties of any Actions commenced or, to the Company’s knowledge, threatened against the Company and/or its directors, which relate to this Agreement or the Transactions, and (b) give the Parent Parties reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without the Parent Parties’ prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned).

Section 6.11                             Resignations.  To the extent requested by the Parent Parties in writing at least three (3) Business Days prior to Closing, on or prior the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to the Parent Parties duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by the Parent Parties, which shall include a waiver of any claims against any Group Company.

Section 6.12                             Public Announcements.  Except as may be required by applicable law, the initial press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and the Parent Parties.  Thereafter, the Parent Parties and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, offer or proposal with respect to an Acquisition Proposal, Superior Proposal, or any action taken by the Company

Board or the Special Committee permitted under Section 6.04).  This Section 6.12 shall terminate upon a Change in the Company Recommendation.

Section 6.13                             Stock Exchange Delisting.  Prior to the Effective Time, the Company shall cooperate with the Parent Parties and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ or the SEC to enable the delisting from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14                             Takeover Statutes.  If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to the Merger or to any of the other Transactions, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to lawfully eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Transactions.

Section 6.15                             Actions Taken at Direction or Acquiescence of the Parent Parties.  Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation. Article III, Article V or this Article VI hereof, if the alleged breach results from an action or inaction by the Company at the direction  of the Parent Parties, or their respective Affiliates, regardless of whether there is any approval by or direction from the Company’s board (acting at the direction of the Special Committee) or the Special Committee.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.  The obligations of the Company and the Parent Parties to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following conditions:

(a)                                 Shareholder Approval.  This Agreement, the Plan of Merger and the Transactions shall have been approved and adopted by way of special resolution by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)                                 No Injunction.  (i) Other than any Law or Order described in sub-clause (ii) below, no Governmental Authority shall, in any case, have enacted, issued, promulgated, enforced or entered any Law or order (an “Order”) which is then in effect and has the effect of prohibiting the consummation of the Transactions, and (ii) no Governmental Authority shall, in any case, have enacted, issued, promulgated, enforced or entered any Law or Order in connection with any Regulatory Approval or PRC Antitrust Clearance (including any failure to obtain any of the foregoing) or any filing made in connection with any of the foregoing.

(c)                                  PRC Antitrust Clearance. The PRC Antitrust Clearance shall have been obtained and be in full force and effect.

Section 7.02                             Conditions to the Obligations of the Parent Parties.  The obligations of the Parent Parties to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following additional conditions:

(a)                                 Representations and Warranties.  (i) Other than the representations and warranties of the Company contained in, Section 3.03(a), Section 3.04(a),  Section 3.19 and Section 3.20, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Company Material Adverse Effect) shall be true and correct as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in  Section 3.03(a), Section 3.04(a), Section 3.19 and Section 3.20 shall be true and correct in all respects (except, for de minimis inaccuracies) as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with on or prior to the Closing Date.

(c)                                  Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date of this Agreement and is continuing (and, for this purpose, “continuing” shall mean that the relevant Company Material Adverse Effect has not been remedied or waived).

(d)                                 Dissenting Shareholders. The holders of no more than ten percent (10%) of the Shares shall have validly served a notice of objection under Section 238(2) of the CICL.

(e)                                  Officer Certificate.  The Company shall have delivered to the Parent Parties a certificate, dated as of the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) through (c).

Section 7.03                             Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of the Parent Parties contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)                                 Agreements and Covenants.  The Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with on or prior to the Closing Date.

(c)                                  Officer Certificate.  The Parent Parties shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of each of the Parent Parties, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04                             Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company and the Parent Parties may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01                             Termination by Mutual Consent.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of the Parent Parties and the Company with the approval of their respective boards of directors (in the case of the Company Board, acting at the direction of the Special Committee).

Section 8.02                             Termination by Either the Company or the Parent Parties.  This Agreement may be terminated by either the Company (upon the approval of the Special Committee) or the Parent Parties at any time prior to the Effective Time, if:

(a)                                 the Merger shall not have been consummated on or before the date falling twelve (12) months from the date of this Agreement (the “Termination Date”), provided that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure to consummate the Merger by such date;

(b)                                 (i) other than any Order described in sub-clause (ii) below, any Governmental Authority shall, in any case, have enacted, issued, promulgated, enforced or entered any Order, which Order shall have become final and non-appealable, and (ii) any Governmental Authority shall, in any case, have enacted, issued, promulgated, enforced or entered any Order in connection with any Regulatory Approval or PRC Antitrust Clearance (including any failure to obtain any of the foregoing) or any filing made in connection with any of the foregoing, which Order shall have become final and non-appealable, provided that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, such Order;

(c)                                  the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to any party who has breached in any material respect any of its obligations under Sections Section 6.02 or 6.04; or

(d)                                 at the time when the Requisite Company Vote is obtained, the condition set forth in Section 7.02(d) is not satisfied, and, within 10 Business Days after the date on which the Requisite Company Vote was obtained, the Parent Parties have not granted an irrevocable waiver of the condition set forth in Section 7.02(d).

Section 8.03                             Termination by the Company.  This Agreement may be terminated by the Company (acting at the direction of the Special Committee), if:

(a)                                 the Company Board authorizes (at the direction of the Special Committee) the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement concerning a Superior Proposal; provided that concurrently with or immediately after such termination, the Company pays the Company Termination Fee payable pursuant to Section 8.06(a); and provided, further, that the Company shall have complied with the procedure set forth in Section 6.04(e), in all material respects;

(b)                                 a breach or failure in any material respect of any representation, warranty, covenant or agreement of the Parent Parties set forth in this Agreement shall have occurred, which breach or failure would give rise to the failure of a condition set forth Section 7.01 or Section 7.03 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date or, if capable of being satisfied, shall not have been satisfied by the earlier of the Termination Date and thirty (30) days following receipt by the Parent Parties of written notice of such breach or failure of condition from the Company stating the Company’s intention to terminate this Agreement pursuant to Section 8.03(b) and the basis for such termination; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if the Company is then in material breach of any representations, warranties, covenants or agreements hereunder;

(c)                                  (x) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), (y) the Company has irrevocably confirmed by notice to the Parent Parties that all of the conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof) or that the Company is willing to waive any unsatisfied conditions in Section 7.03 and that the Company is ready, willing and able to consummate the Closing, and (z) the Parent Parties fail to complete the Closing within five (5) Business Days following the date the Closing should have occurred pursuant to Section 1.02; or

(d)                                 pursuant to Section 6.04(f), provided that concurrently with or immediately after such termination, the Company pays the Company Termination Fee payable pursuant to Section 8.06(a).

Section 8.04                             Termination by the Parent Parties.  This Agreement may be terminated by the Parent Parties, if:

(a)                                 a breach or failure in any material respect of any representation, warranty, covenant or agreement of the Company set forth in this Agreement shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and, as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being satisfied, shall not have been satisfied by the earlier of the Termination Date and thirty (30) days following receipt by the Company of written notice of such breach or failure of condition from the Parent Parties stating the Parent Parties’ intention to terminate this Agreement pursuant to this Section 8.04(a) and the basis for such termination; provided, however, that the Parent Parties shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if any of the Parent Parties is then in material breach of any representations, warranties, covenants or agreements hereunder; or

(b)                                 a Company Triggering Event shall have occurred.

Section 8.05                             Effect of Termination.  In the event of the valid termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06                             Fees Following Termination.

(a)                                 The Company will pay, or cause to be paid, to one or more designees of the Parent Parties an amount equal to US$9 million (the “Company Termination Fee”) if this Agreement is terminated (i) by the Parent Parties pursuant to Section 8.04, (ii) by the Company pursuant to Section 8.03(a) or Section 8.03(d), or (iii) by the Company or the Parent Parties pursuant to Section 8.02(a) or Section 8.02(c), if at or prior to the time of such termination, an Acquisition Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn, and, within twelve (12) months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement in connection with any Acquisition Proposal (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”); such payment to be made, in the case of termination pursuant to sub-section (i) or (ii) above, promptly and in any event within two (2) Business Days following such termination, and, in the case of termination pursuant to sub-section (iii) above, promptly and in any event within two (2) Business Days following the entry by the Company into a definitive agreement in connection with an Acquisition Proposal; provided that, in the event that this Agreement is terminated (x) by the Parent Parties pursuant to Section 8.04(b) or (y) by the Company pursuant to Section 8.03(a), in each case in connection with an Acquisition Proposal received by the Company during the Go-Shop Period, then “Company Termination Fee” shall mean a fee in an amount equal to US$4.5 million.

(b)                                 The Parent Parties will pay, or cause to be paid, to one or more designees of the Company an amount equal to US$18 million (the “Parent Termination Fee”) if this

Agreement is terminated (i) by the Company pursuant to Section 8.03(b) or 8.03(c), (ii) by either the Company or the Parent Parties pursuant to Section 8.02(a), and at the time of such termination, all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived (except for Section 7.01(b)(ii) and/or Section 7.01(c), and those conditions that by their nature are only capable of being satisfied at the Closing), or (iii) by either the Company or the Parent Parties pursuant to Section 8.02(b)(ii).  Any payment to be made pursuant to Sections 8.06(b)(i)-(iii) shall be made as promptly as possible (but in any event within two (2) Business Days) following termination therein.  In addition, in the event that this Agreement is validly terminated by either the Company or the Parent Parties pursuant to Section 8.02(d), Parent will pay, or cause to be paid, to the Company an amount equal to fifty percent (50%) of the Parent Termination Fee, with such payment to be made promptly (but in any event no later than five (5) Business Days) following such termination.

(c)                                  In the event that the Company fails to pay the Company Termination Fee, or the Parent Parties fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or the Parent Parties, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the annual rate of five percent (5.0%) plus the prime rate as published in the Wall Street Journal Table of Money Rates on the date such payment was required to be made.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)                                 Each of the Company and the Parent Parties acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate the Parent Parties or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)                                  Notwithstanding anything to the contrary in this Agreement, the Equity Commitment Letter or the Guarantee, the Company’s right to (i) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and the guarantee of such obligations pursuant to the Guarantee (subject to the terms, conditions and limitations therein), (ii) receive reimbursement and indemnification pursuant to Section 6.07(g), and (iii) receive reimbursement and interest pursuant to Section 8.06(c) (clauses (ii) and (iii) together, the “Company Reimbursement”), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below), other than an order of specific performance pursuant to Section 9.07, against (A) the Parent Parties or the Rollover Shareholders, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of the Parent Parties or any Rollover Shareholder, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to the Parent Parties or any Rollover Shareholder or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) — (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated.  For the avoidance of doubt, other than an order of specific performance pursuant to Section 9.07, no member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Guarantee) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the Company Reimbursement, and in no event shall any of Group Company, the direct or indirect shareholders of the Company or any other person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter and the Guarantee), other than (without duplication) from the Parent Parties to the extent provided in Section 8.06(b), Section 8.06(c), and Section 6.07(g) or the Rollover Shareholders and Topco to the extent provided in the Equity Commitment Letter, the Support Agreement and the Guarantee.  While the Company may pursue both (i) a grant of specific performance under Section 9.07 and (ii) seek payment of the Parent Termination Fee pursuant to Section 8.06(b) and the Company Reimbursement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Transactions and payment of the Parent Termination Fee and the Company Reimbursement in connection with the termination of this Agreement.

(f)                                   Notwithstanding anything to the contrary in this Agreement, the Parent Parties’ right to (i) terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a), and (ii) receive reimbursement and interest pursuant to Section 8.06(c), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group, other than an order of specific performance pursuant to Section 9.07, against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated.  For the avoidance of doubt, other than an order of specific performance pursuant to Section 9.07, neither the Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a) and reimbursement and interest pursuant to Section 8.06(c), and in no event shall any of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than from the Company to the extent provided in Section 8.06(a) and Section 8.06(c).  While the Parent Parties may pursue both (i) a grant of specific performance under Section 9.07 and (ii) seek payment of the Company Termination Fee pursuant to Section 8.06(a) and reimbursement and interest pursuant to Section 8.06(c), under no circumstances shall any Parent Party be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Transactions and payment of the Company Termination Fee and reimbursement and interest in connection with the termination of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01                             Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants or agreements in this Agreement or in any certificate delivered pursuant hereto shall survive the Effective Time, except for those covenants and agreements set forth in Article I, Article II, Section 6.05, Section 6.08, Section 6.12 and this Article IX and provisions that by their terms are to be performed in whole or in part after the Effective Time.

Section 9.02                             Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested).  All notices, requests, claims, demands and other communications hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to the Parent Parties:

JASO Holdings Limited

c/o Building No. 8, Noble Center

Automobile Museum East Road

Fengtai, Beijing 100070

The People’s Republic of China

Attention: Mr. JIN Baofang

Facsimile No.: +86 10 6361 1999

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention:  Peter X. Huang, Esq.
Facsimile:  +86 (10) 6535 5577
Email:  peter.huang@skadden.com

if to the Company:

JA Solar Holdings Co., Ltd.

c/o Building No. 8, Noble Center

Automobile Museum East Road

Fengtai, Beijing 100070

The People’s Republic of China

Attention: Mr. Xiaobin Xu

Facsimile No.: +86 10 6361 1980

Email: bj.xuxb@jasolar.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
81 Jianguomenwai Avenue
Beijing 100025, PRC
Attention:  Fang Xue, Esq.
Facsimile:  +86 (10) 6502 8510
Email:  fxue@gibsondunn.com

Section 9.03                             Certain Definitions.

(a)                                 For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any transaction or series of related transactions (other than the Merger) that constitute, or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Company and its Subsidiaries taken as a whole, other than any such transaction in the ordinary course of business; (c) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; or (e) any combination of the foregoing.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Available Cash” means unrestricted cash of the Company and its Subsidiaries held in United States Dollars (or that is freely and readily exchangeable into United States Dollars), that is, on a consolidated basis, available immediately prior to the Closing in one or more bank accounts of the Company or its Subsidiaries outside of the PRC, net of issued but uncleared checks and drafts, and free of any Lien.

“beneficial owner”, “beneficially owned” or “beneficially owning”, with respect to any Ordinary Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Hong Kong or the PRC are authorized or required by applicable Law to close.

“Buyer Group Party” means the parties to any Buyer Group Contract and their respective Affiliates.

“Chairman” means Mr. Baofang Jin.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other contract between any Group Company and any current or former employee, director, officer or independent contractor of any Group Company.

“Company Employee Plan” means any written plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director, officer or independent contractor of any Group Company, or with respect to which any Group Company has or may have any liability or obligation.

“Company Equity Award” means each Company Option, each Restricted Share and each RSU under the Share Incentive Plan.

“Company Material Adverse Effect” means any event, circumstance, change or effect (“Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Group Companies taken as a whole or (b) prevent or materially impair the Company’s ability to consummate Transactions; provided that, clause (a) shall not include any Effect occurring after the date hereof to the extent resulting from: (i) changes in general economic, political or financial, credit or securities market conditions, (ii) the public announcement or disclosure of this Agreement or the Transactions (except with respect to Section 3.05) or the consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement or the Transactions, (iii) changes caused by a material worsening of current conditions caused by acts of terrorism, war (whether or not declared), outbreak or escalation of hostilities, acts of God or natural disasters, (iv) changes in GAAP or other applicable accounting standards or the interpretation or enforcement thereof or prospective changes in Laws (or interpretations thereof) applicable to any Group Company, (v) changes, effects or circumstances in the industries or markets in which any Group Company operates, (vi) any action taken by any Group Company that is required by this Agreement or the failure by any Group Company to take any action that is prohibited by this Agreement, (vii) any action taken, or failure to take any action, by any Group Company with the written consent or at the request of the Parent Parties, Chairman, or any of their Affiliates, (viii) any breach of this Agreement by the Parent Parties, the Chairman or any of their Affiliates, (ix) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position, (x) any decline in the market price, or change in trading volume, of the capital stock of the Company, or (xi) any change or prospective change in the Company’s credit ratings, provided however , that in the case of the foregoing clauses (i), (iv) and (v), the impact of such change, effect or occurrence is not disproportionately adverse to the Company Group as compared to other companies in the industries in which the Company Group operates.

“Company Option” means each option to purchase Shares under the Share Incentive Plan.

“Company Triggering Event” shall be deemed to have occurred if (a) there shall have been a Change in the Company Recommendation or the Company Board shall have resolved to make a Change in the Company Recommendation; (b) the Company Board shall have recommended to the shareholders of the Company an Acquisition Proposal or shall have resolved to do so or shall have entered into an Alternative Acquisition Agreement with respect to any Superior Proposal (other than an Acceptable Confidentiality Agreement); (c) the Company shall have failed to include in the Proxy Statement the Company Recommendation; or (d) the Company shall have materially breached its obligations under Section 6.04 hereof.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other legally binding instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Deposited Available Cash” means the amount of Available Cash deposited in the Exchange Fund immediately prior to the Effective Time.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Excluded Shares” means, collectively, Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders.

“Expenses” means, with respect to any party hereto, all out of pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms, consultants, and other Representatives of a party hereto and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Merger and the Transactions.

“Financing Sources” means the parties to the Debt Commitment Letters or any Financing Document, as in effect from time to time and their respective successors and permitted assigns.

“Governmental Authority” means (a) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or (b) any agency, division, bureau, department, or other political subdivision of any government described in clause (a) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is defined and regulated by a Governmental Authority as “hazardous” or “radioactive” or a “pollutant” under applicable Environmental Law.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money; (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (a) patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, brands, domain names and other source identifiers, and registrations and applications for registration thereof, (c) copyrights, proprietary designs, and registrations and applications for registration thereof, and (d) confidential and proprietary information, including trade secrets, know-how, and database rights, and with respect to (a) — (c) above, the geographical scope for such intellectual property shall include but not be limited to the United States, China, Europe or India.

“Intervening Event” means a material event, material development or material change, with respect to the business of the Company or Group Companies, that was not known, or the consequences or magnitude of which would not reasonably be expected to have been known, by the Company or the Company Board as of the date of this Agreement (and not relating to any Acquisition Proposal).

“knowledge” means, with respect to (a) the Company, the actual knowledge of the members of the Special Committee after due inquiry, (b) the Parent Parties, the actual knowledge of any director, officer, or beneficial owner after due inquiry, and (c) with respect to any other party hereto, the actual knowledge of any director or officer of such party, in each case, after due inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any real property.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Lien” means with respect to any property or asset, any mortgage, lien, pledge, charge, encumbrance, security interest or other adverse claim in respect of such property or asset, or any restriction on transfer or right to vote.  For the avoidance of doubt, “Lien” does not include a license of Intellectual Property.

“MOFCOM” means the Ministry of Commerce of the PRC.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” shall mean any (i) Liens securing obligations under capital leases; (ii) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar matters affecting title to any Owned Real Property that do not materially impair the value or current use and operation of such Owned Real Property; (iii) any exceptions or other matters expressly disclosed in policies of title insurance with respect to any Owned Real Property; (iv) Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP; (v) statutory Liens in favor of suppliers of goods arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (vi) mechanics’, materialmen’s, workmen’s, repairmen’s, landlord’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the ordinary course of business which are not yet due and payable or which are being contested in good faith; (vii) Liens in respect of pledges or deposits under workers’ compensation Laws, unemployment insurance or other types of social security; (viii) municipal bylaws, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Authority that do not materially impair the value or current use and operation of any affected Owned Real Property; or (ix) any other Liens that have been incurred in the ordinary course of business and that would not reasonably be expected to have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means People’s Republic of China.

“PRC Antitrust Clearance” means, to the extent antitrust filing with MOFCOM with respect to the Merger is considered necessary or desirable by MOFCOM pursuant to a meeting held or to be held between the representative(s) of the Parent Parties and the responsible MOFCOM official(s), the certified true copies of the notice(s) or other written document(s) issued by MOFCOM evidencing that MOFCOM has approved or would not object to the Merger (or, to the extent that no antitrust filing is deemed necessary or desirable by MOFCOM at said meeting, a certificate issued by the Parent Parties satisfactory to the Company summarizing said meeting and certifying that the anti-trust filing with MOFCOM with respect to the Merger is not considered necessary or desired by MOFCOM).

“Regulatory Approvals” shall mean all necessary actions or non-actions, waivers or Consents by, of, to or in respect of, National Development and Reform Commission of the PRC, Ministry of Commerce of the PRC and/or the State Administration of Foreign Exchange of the

PRC or their respective local counterparts or its designated banks to the extent required with respect to the overseas investment by the Parent Parties or their respective Affiliates in connection with the consummation of the transactions contemplated hereby and the other transactions contemplated by the Equity Commitment Letter, the Guarantee and the Support Agreement.

“Restricted Share” means each restricted share award under the Share Incentive Plan.

“RSU” means each restricted share unit under the Share Incentive Plan.

“Share” means ordinary share, par value US$0.0001 per share, of the Company.

“Share Incentive Plan” means (i) the Company’s 2006 stock incentive plan, dated as of August 18, 2006, and (ii) the Company’s 2014 stock incentive plan, dated as of June 30, 2014, and all amendments and modifications thereto.

“Subsidiary” or “Subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity:  (a) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries,  (b) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries, or that would otherwise be deemed as “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Superior Proposal” means a written, bona fide Acquisition Proposal (provided that each reference to “20%” in the definition of “Acquisition Proposal” should be replaced with “50%”) that the Company Board determines, in its good faith judgment acting at the direction of the Special Committee (after (x) consultation with a financial advisor  and independent legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by the Parent Parties pursuant to Section 6.04(e) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than the holders of Excluded Shares) than the Merger; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) the consummation of the transaction contemplated by such Acquisition Proposal is conditional upon the obtaining and/or funding of such financing or (B) the transaction contemplated by such Acquisition Proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than the Parent Parties or any of their Affiliates or Representatives.

“Topco” means JASO Top Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands with registration number 302593, and parent of Holdco.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptable Confidentiality Agreement	Section 6.04(a)
Acquisition Proposal	Section 9.03(a)
Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Affiliate	Section 9.03(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(d)
Alternative Debt Financing	Section 6.07(b)
Annual Report	Section 3.07(c)
Applicable Date	Section 3.07(a)
Available Cash	Section 9.03(a)
Bankruptcy and Equity Exception	Section 3.04(a)
beneficial owner	Section 9.03(a)
beneficially owned	Section 9.03(a)
beneficially owning	Section 9.03(a)
Business Day	Section 9.03(a)
Buyer Group Contracts	Section 4.12
Buyer Group Party	Section 9.03(a)
Chairman	Section 9.03(a)
Change in the Company Recommendation	Section 6.04(d)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Commitment Letters	Section 4.05(a)
Company	Preamble
Company Board	Recitals
Company Employee Agreement	Section 9.03(a)

Company Employee Plan	Section 9.03(a)
Company Equity Award	Section 9.03(a)
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.13
Company Material Adverse Effect	Section 9.03(a)
Company Option	Section 9.03(a)
Company Owned Intellectual Property	Section 3.13
Company Personnel	Section 3.11(a)
Company Recommendation	Section 3.04(b)
Company Reimbursement	Section 8.06(e)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Company Triggering Event	Section 9.03(a)
Confidentiality Agreement	Section 9.11
Contract	Section 9.03(a)
control	Section 9.03(a)
controlled by	Section 9.03(a)
Damages	Section 6.05(b)
Debt Commitment Letters	Section 4.05(a)
Debt Financing	Section 4.05(a)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Deposited Available Cash	Section 9.03(a)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effect	Section 9.03(a)
Effective Time	Section 1.03
Environmental Law	Section 9.03(a)
Environmental Permits	Section 3.16
Equity Commitment Letter	Recitals
Equity Financing	Section 4.05(a)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Excluded Party	Section 6.04(a)
Excluded Shares	Section 9.03(a)
Expenses	Section 9.03(a)
Fee Letters	Section 4.05(b)
Financial Advisor	Section 3.04(c)
Financing Documents	Section 6.07(b)
Financing Sources	Section 9.03(a)
GAAP	Section 3.07(b)
Go-Shop Period	Section 6.04(a)
Governmental Authority	Section 9.03(a)
Group Company	Section 9.03(a)
Guarantee	Recitals
Hazardous Substance	Section 9.03(a)

HKIAC	Section 9.08
HKIAC Rules	Section 9.08
Holdco	Preamble
Indebtedness	Section 9.03(a)
Indemnified Party	Section 6.05(a)
Insolvent	Section 9.03(a)
Intellectual Property	Section 9.03(a)
Intervening Event	Section 9.03(a)
Jinglong	Recitals
knowledge	Section 9.03(a)
Law	Section 3.05(a)
Leased Real Property	Section 9.03(a)
Leases	Section 9.03(a)
Lien	Section 9.03(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.15(a)
Maybank Credit Agreement	Section 3.05(a)
Merger	Recitals
Merger Sub	Preamble
MOFCOM	Section 9.03(a)
NASDAQ	Section 3.05(b)
Notice of Superior Proposal	Section 6.04(e)
Notice Period	Section 6.04(e)
Order	Section 7.01(b)
Owned Real Property	Section 9.03(a)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Material Adverse Effect	Section 4.04(a)
Parent Parties	Preamble
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Permitted Encumbrances	Section 9.03(a)
person	Section 9.03(a)
Plan of Merger	Section 1.03
PRC	Section 9.03(a)
PRC Anti-Monopoly Law	Section 6.08(a)
PRC Antitrust Clearance	Section 9.03(a)
Proxy Statement	Section 6.01
Record ADS Holders	Section 6.02(a)
Regulatory Approvals	Section 9.03(a)
Regulatory Filings	Section 6.08(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
Restricted Share	Section 9.03(a)

Rollover Shareholder	Recitals
Rollover Shareholders	Recitals
Rollover Shares	Recitals
RSU	Section 9.03(a)
SEC	Section 3.05(b)
Securities Act	Section 3.05(b)
Share	Section 9.03(a)
Share Certificates	Section 2.04(b)
Share Incentive Plan	Section 9.03(a)
Shareholders’ Meeting	Section 6.02(a)
Solicited Person	Section 6.04(a)
Special Committee	Section 3.04(b)
Subsidiaries	Section 9.03(a)
Subsidiary	Section 9.03(a)
Superior Proposal	Section 9.03(a)
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.19
Taxes	Section 9.03(a)
Termination Date	Section 8.02(a)
Third Party	Section 9.03(a)
Topco	Section 9.03(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
under common control with	Section 9.03(a)

Section 9.04                             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05                             Entire Agreement; Assignment.  This Agreement (including any exhibits and schedules hereto), the Support Agreement, the Equity Commitment Letter and the Guarantee, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that the Parent Parties may assign all or any of their rights and obligations hereunder to any Affiliate by prior written notice to the Company, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.  Any purported assignment not permitted under this Section 9.05 shall be null and void ab initio.

Section 9.06          Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.06(e) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Equity Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.07          Specific Performance.

(a)           The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed by the parties in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof (including the other party’s obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement (in the case of the Company, acting upon the direction of the Special Committee), in addition to any other remedy at law or equity.  The parties hereto hereby waive (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

(b)           Until such time as the Company pays the Company Termination Fee, the remedies available to each of the Parent Parties pursuant to this Section 9.07 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Parent Parties from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.06.  For the avoidance of doubt, under no circumstances shall the Parent Parties be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Company Termination Fee.

(c)           The remedies available to the Company pursuant to this Section 9.07 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.06.  For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Parent Termination Fee; provided that the Company shall be entitled to specific performance to cause the Parent Parties to fund the Equity Financing and consummate the Transactions, in each case, on the terms and subject to the conditions in this Agreement, if and only if the proceeds of the Debt Financing have been funded or will be funded, subject only to the funding of the Equity Financing.

Section 9.08          Governing Law.  This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands:  the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Corporation, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board (and the Special Committee) and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.  Subject to the last sentence of this Section 9.08, any Action arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be finally settled by arbitration.  The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).  The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.  Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  Subject to the agreement of the tribunal, any Action(s) which arise subsequent to the commencement of arbitration of any existing Action(s), shall be resolved by the tribunal already appointed to hear the existing Action(s).  The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.  Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.  For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.09          Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (or in the case of the Company, the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would require further approval by the shareholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.10          Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.11          Confidentiality.  All confidential and proprietary information disclosed by the Company to the Parent Parties and their Affiliates and Representatives, including the Parent

Parties’ Financing Sources and their respective Representatives in connection with this Agreement and the Transactions, shall be subject to the provisions of the Confidentiality Agreement between the Company, the Special Committee, Jinglong, and the Chairman, dated August 12, 2015 (as amended on August 12, 2017, the “Confidentiality Agreement”).  If for any reason this Agreement is terminated prior to the Closing Date, the terms of the Confidentiality Agreement shall survive such termination and continue in full force and effect in accordance with its terms.

Section 9.12          Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13          Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[The remainder of the page is intentionally left blank.]

IN WITNESS WHEREOF, Holdco, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JASO Holdings Limited

By:	/s/ Baofang Jin
	Name:	Baofang Jin
	Title:	Director

JASO Parent Limited

By:	/s/ Baofang Jin
	Name:	Baofang Jin
	Title:	Director

JASO Acquisition Limited

By:	/s/ Baofang Jin
	Name:	Baofang Jin
	Title:	Director

JA Solar Holdings Co., Ltd.

By:	/s/ Shaohua Jia
	Name:	Shaohua Jia
	Title:	Director and Special Committee Member

[Signature Page to Merger Agreement]

ANNEX A
PLAN OF MERGER